Michael Hlavsa	14 Wall Street, 20th Floor
Chief Financial Officer	New York, NY 10005
954-868-7366 Tel
212-618-1705 Fax
mhlavsa@fund.com

By EDGAR and Fax

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561
Facsimile: (202) 772-9210

  Attn:  Wilson K. Lee, Staff Accountant
September 10, 2008

Re:          Fund.com Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 333-128415

Dear Mr. Lee:

This letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) concerning the 10-KSB, as set forth in the letter dated August 26, 2008 (the “Comment Letter”) addressed to Mr. Michael Hlavsa, Chief Financial Officer of  Fund.com Inc. (the “Company”).  For your convenience, we have repeated your comments and provided the response of the Company in bold.

1.	General

“We note that your attorney has acknowledged the following on your behalf.  However, this acknowledgement must be provided by the company directly.  Please provide, in writing, a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

The Company hereby acknowledges that it is responsible for the adequacy and the accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.           Item 8A – Controls and Procedures

           “We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.    Please tell us the factors that you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance Disclosure Interpretation 115.02, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the Company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e. that DC&P were not effective as of the end of the fiscal year.”

Concurrently herewith, the Company is filing Amendment No. 2 to the Form 10-KSB to disclose  the omission to include Management’s Report on Internal Controls over Financial reporting and its revised conclusion on the effectiveness of its disclosure controls and procedures.

________________________

You may contact the undersigned at (954) 868-7366 if you have questions regarding the foregoing responses.

Sincerely,

/s/ Michael Hlavsa
Michael Hlavsa

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